Filed by Experience Investment Corp.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

Experience Investment Corp. Reminds Stockholders to Vote in Favor of the Business Combination with BLADE Urban Air Mobility

Experience Investment Corp. Encourages Stockholders to Vote Their Shares FOR the Business Combination in Advance of the Special Meeting of Stockholders

Proxy Materials Mailed to Stockholders of Record as of Close of Business on March 17, 2021

Special Meeting of Stockholders Scheduled for May 5, 2021

DENVER – April 19, 2021 – Experience Investment Corp. (NASDAQ: EXPC) (“EIC” or the “Company”), a NASDAQ listed special purpose acquisition company sponsored by an affiliate of KSL Capital Partners, reminds stockholders to vote in favor of the previously announced proposed business combination with BLADE Urban Air Mobility, Inc. (“Blade”).

Every stockholder’s vote is important, regardless of the number of shares held. EIC requests that each stockholder of record as of the close of business on March 17, 2021 (the “Record Date”) complete, sign, date and return a proxy card, if it has not already done so, to ensure that the stockholder’s shares will be represented at the Special Meeting on May 5, 2021 at 10:00 a.m. ET. To ensure that your vote is received in time to be counted at the upcoming Special Meeting, please vote TODAY by internet or phone following the instructions on your proxy card or voting instruction form. Voting instructions are also provided below.

If you were a stockholder of record as of the Record Date and have not received voting materials, please contact Morrow Sodali at the phone number or email address below.

Stockholders that owned shares as of the Record Date are encouraged to vote, even if they no longer own shares.

Voting online or by telephone are the easiest ways to vote and they are both free:

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form (“VIF”). This form was mailed to the address on record with your broker and also emailed if you elected electronic notification. You will need your voting control number which is included on the VIF to vote online.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the VIF mailed (or emailed) to you. You will need your voting control number which is included on the VIF to vote via automated telephone service.

For assistance with voting your shares, please contact Experience Investment Corp.’s proxy solicitor Morrow Sodali at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400) or send a message to EXPC.info@investor.morrowsodali.com.

Stockholders can view Experience Investment Corp.’s proxy statement here: https://www.sec.gov/Archives/edgar/data/0001779128/000110465921047105/tm213581-17_424b3.htm

In connection with the business combination, EIC will change its name to Blade Urban Air Mobility, Inc. and EIC’s Class A common stock and public warrants will begin trading on Nasdaq under the symbols “BLDE” and “BLDEW,” respectively.

Additionally, you can also vote by mail:

Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the VIF mailed (or emailed) to you.

For voting by mail, be sure to:

•	Mark, sign and date your VIF;

•	Fold and return your VIF in the postage-paid envelope provided; and

•	Return your VIF prior to the date of the Special Meeting.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your VIF, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FAQ

How do I vote my shares?

If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on March 17, 2021, contact them immediately to obtain your control number and instructions to vote via the Internet or by telephone.

Can I still vote if I no longer own my shares?

Yes, if you owned shares as of the close of business on March 17, 2021, the record date for the Special Meeting, you can still vote your shares even if you no longer own them.

Where can I find my control number?

Your voting control number is the number provided on your VIF that was mailed (or emailed) to you with your proxy materials. If your shares are held by a bank, broker or other nominee and you cannot locate your control number, you will need to contact them to obtain your control number.

What if I have other questions?

If you need assistance voting your shares, please call Morrow Sodali LLC, EIC’s proxy solicitor, toll-free at (800) 662-5200 or email them at  EXPC.info@investor.morrowsodali.com.

How do I attend the special meeting on May 5, 2021 at 10:00 a.m. ET?

The special meeting can be accessed by visiting web.lumiagm.com/230208333, where you will be able to listen to the meeting live and vote during the meeting. You will need to request a legal proxy from you bank, broker or other nominee for access. Please note that you will only be able to access the special meeting by means of remote communication.

About Blade

Blade is a technology-powered, global air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad.

For more information, visit flyblade.com/investors

About Experience Investment Corp.

Experience Investment Corp. is a special purpose acquisition company sponsored by an affiliate of KSL Capital Partners and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

For more information, please visit experienceinvestmentcorp.com

About KSL Capital Partners

KSL Capital Partners, LLC is a private equity firm specializing in premier travel and leisure enterprises in five primary sectors: hospitality, recreation, clubs, real estate, and travel services. Since 2005, KSL has raised approximately $13 billion of capital across both debt and equity funds.

For more information, please visit kslcapital.com

Additional Information and Where to Find It

This communication relates to a proposed transaction between Blade and EIC. This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. EIC has filed with the SEC a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to the EIC’s stockholders in connection with EIC’s solicitation of proxies for the vote by EIC’s stockholders with respect to the business combination with Blade and other matters described therein, as well as the prospectus relating to the offer and sale of the securities of EIC to be issued in the business combination. The Form S-4 was declared effective by the SEC on April 6, 2021 and the definitive proxy statement/prospectus and other relevant documents will be mailed to EIC’s stockholders of record as of March 17, 2021. EIC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for the Special Meeting because the proxy statement/prospectus will contain important information about EIC, Blade and the business combination. Stockholders are also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of federal securities laws, including with respect to the proposed business combination of Blade and EIC. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Such factors can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and also in the Form S-4 and EIC’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or the business combination with Blade. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the business combination with Blade. EIC and Blade urge investors, stockholders and other interested persons to read the Form S-4 and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the business combination, as these materials contain important information about Blade, EIC and the business combination. Information regarding the participants in the proxy solicitation, including EIC’s directors and officers and Blade’s directors and officers, and a description of their respective direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and the definitive proxy statement/prospectus for the business combination. Each of these documents is available at the SEC’s website or by directing a request to EIC as described above under “Additional Information and Where to Find It.”

Contacts

For BLADE

Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

For Experience Investment Corp.

Maureen Richardson

mrichardson@riverinc.com

For KSL Capital Partners

Maureen Richardson

mrichardson@riverinc.com